

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

Yanzhuan Zheng
Chief Financial Officer
Microvast Holdings, Inc.
12603 Southwest Freeway, Suite 210
Stafford, Texas 77477

Re: Microvast Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Response dated February 14, 2022
File No. 333-258978

Dear Mr. Zheng:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Response dated February 14, 2022</u>

<u>General</u>

1. Please update your disclosure throughout the filing as some information is inconsistent, has become outdated, requires additional clarification, or needs to be updated to reflect the passage of time. These examples include:

- Cautionary Statements Regarding Forward-Looking Statements on page vi contains the following disclosure, "These forward-looking statements include, but are not limited to, statements regarding our industry and market sizes, future opportunities for us, our estimated future results and the Business Combination, including the implied enterprise value." Please clearly disclose what estimated future results or implied enterprise value the company is referencing. Also, the bullet point list in this

section refers to the failure to realize anticipated pro forma results and underlying assumptions; however, such information is not provided in the filing.

- Disclosure on page 3 refers to expanding the company's presence and product promotion to Europe and the U.S. in the past tense, while other parts of the filing discloses that such expansion is ongoing. Please update your disclosure throughout the filing for this inconsistency.

- Manufacturing Capacity disclosure on page 12 states, "We expect to complete the construction of a module and pack manufacturing facility near Berlin, Germany in the fourth quarter of 2021."

- Please update the penultimate summary risk factor, and disclosure throughout the filing, which talks about "future resales of common stock" as this filing is the prospectus facilitating those sales.

- The risk factor on page 48 entitled "Our management has limited experience in operating a public company" discloses that you "may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the U.S" in light of the Form 12b-25 filed for the quarter ended June 30, 2021 and the Item 4.02 Form 8-K filed December 10, 2021. Please update your disclosure in this regard.

- The risk factor on page 49 entitled "We have expanded our presence in markets other than our main manufacturing site in PRC and may continue to do so…" (emphasis added). However, as noted above, other disclosure states that you are currently still expanding your presence.

- In the risk factor on page 61 entitled "We may have difficulties transferring and communicating technology globally, especially if communications and visa processes between the PRC and other countries worsen" you should describe whether the difficulties transferring and communicating technology globally has affected your geographic diversification strategy.

- On page 90 in the section entitled "Manufacturing Capacity," you disclose that you expect to use some of the proceeds from the business combination to expand your manufacturing facilities to increase your manufacturing output to address your backlog and to capture growing market opportunities. You should update your disclosure to state whether you did what the disclosure states given that it has been about 6 months since the business combination.

- In the section entitled "Liquidity and Capital Resources" on page 100, you state that your consolidated net cash position as of September 30, 2021 included cash, cash equivalents and restricted cash of $80.7 million held by the PRC subsidiaries that is not available to fund domestic operations unless funds are repatriated. Please clarify whether this takes into account Europe and if so whether the same withholding tax applies. Given your German operations and expansion plans, please include additional updated and relevant information.

- In the same section, you state that the net proceeds from the merger include $708.4 million cash to be retained for purposes of working capital, business expansion and capital expenditure. Please update your disclosure as needed and provide your capital expenditure forecast.

- Regarding the reference to "exited noncontrolling interests" in the section entitled "Cash Flows from Financing Activities" on page 101, please clarify whether you are referring to redemptions.

- In the "Contractual Obligations and Commitments" section on page 103, you refer to capacity expansion in three countries but refer to "both projects" in the subsequent sentence when disclosing timing for completion of the projections. Please update to discuss the current number projects.

- In the same section, you disclose that the total cost of these projects is approximately $420 million which you plan to finance primarily through the proceeds from the business combination. Please update your disclosure to state whether you will have enough funds to complete the projects given their cost and the other cash required to pay for the contractual obligations and commitments listed in the table on page 103. As of September 30, 2021 it appears that you had $572 million in proceeds from the business combination left. Please clarify whether this would be sufficient to cover all disclosed and estimated costs.

2. Please revise your prospectus to disclose the price that each selling security holder paid for the common stock and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling shareholders acquired their shares and warrants, and the price that the public shareholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling shareholders may experience a positive rate of return based on the current trading price, the public shareholders may experience a negative rate of return on the shares they purchased at the SPAC IPO price. Please also disclose the potential profit the selling shareholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Prospectus Cover Page, page i

3. Please disclose the price that each selling security holder paid for the common stock and

private warrants being registered for resale.

4. With respect to the registration of the resale of 837,000 private warrants owned by the Sponsor, please disclose the exercise price of the warrants compared to the market price of the underlying common stock. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

5. We note that the company is registering the sale of 837,000 private warrants owned by the Sponsor. Please disclose the price that the Sponsor initially paid for the warrants in the private placement. Please also disclose the potential profit the Sponsor will earn based on the current trading price of the warrants.

6. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling shareholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact that sales of shares in this registration statement could have on the public trading price of the common stock.

Prospectus Summary, page 1

7. Please revise to correct inconsistencies in the disclosure in the Prospectus Summary section and throughout your filing that implies that dividends or cash transfers were made by subsidiaries, including the China subsidiary, and disclosure that states that no dividends or cash transfers were made by subsidiaries. For example, disclosure on page 13 in the Prospectus Summary states, "All revenue from our operations and funding of the capital expenditures we make in for our business are generated by or made through subsidiaries, including subsidiaries based in the PRC. We rely on dividends and other distributions on equity paid by our PRC subsidiary to us for a portion of our capital expenditures, cash needs to service any debt we may incur and to pay our operating expenses." However, subsequent disclosure states, "To date, no subsidiary has made any payments or transferred any cash or other assets to the Company."

8. We note your disclosure that no approvals are required for your or your subsidiaries' operations. We also note your disclosure that the issuance of your securities to foreign investors is not currently subject to the approval of the China Securities Regulatory Commission or any other governmental agency of the PRC. Please explain how you determined that permissions and approvals were not necessary. If the company relied on the advice of PRC counsel, please identify counsel and file the consent of counsel as an

exhibit. If the company did not consult counsel, please explain why and the basis for your belief that you are not required to obtain approvals for your operations and offering.

9.   In the prospectus summary, you state that each of your subsidiaries with operations in the PRC is required to obtain a business license from the Administration for Market Regulation of PRC or its competent local counterparts for their operations. You should disclose whether your subsidiaries have obtained the required licenses.

10.   Please revise the prospectus summary to disclose the composition of your board of directors after consummation of the Business Combination in relation to the members associated with each of the pre-Business Combination entities. In addition please disclose the locations of the board members and CEO.

11.   Please provide summary risk factor disclosure about the impediments of moving cash out of China and how it may hamper any growth and diversification that you are pursuing and the costs associated therewith, including increased manufacturing costs. Please also update the more detailed risk factor on page 50 accordingly.

Summary Risk Factors, page 14

12.   Please add sub-headings to the Summary Risk Factors section.

Risk Factors, page 19

13.   Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registrations statement could have on the public trading price of your common stock. To illustrate this risk, disclose the average purchase price of the shares being registered for resale, the percentage that these shares currently represent of the total number of shares outstanding and that even though the current trading price is below the SPAC IPO price, the Sponsor, private placement investors, PIPE investors, and other selling shareholders have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors, as applicable.

14.   The risk factor titled "We have expanded our presence in markets other than our main manufacturing site in PRC…" on page 49 lists some of the challenges of diversification, such as requiring significant resources and management costs. Please clarify whether this includes higher production costs. In addition, these challenges should be quantified and explained in light of the current plan.

Use of Proceeds, page 67

15.   Please revise your disclosure here and other relevant disclosure to qualify that the amount of proceeds you may receive is dependent on the stock price. Disclose the exercise price of the warrants and the current stock price. In that regard, we note that the warrants offered by the shareholders have an exercise price of $11.50 per share. However, we also note that the stock price has not traded above $11.50 since September 10, 2021 and only

did so for two days. Given the foregoing, the disclosure should make clear that the company may not obtain proceeds from exercise of the warrants.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 89</u>

16. On page 89 in the section entitled "Technology and Product Innovation," you state that you intend to "continue to invest in R&D in order to continually develop and introduce innovative products." Please disclose whether you will continue to do so in the PRC or whether you will do so elsewhere given the limits on moving technology in and out of the PRC.

<u>Liquidity and Capital Resources, page 100</u>

17. We note that the projected revenues for 2021 were $230 million, as set forth in the unaudited prospective financial information Microvast's management prepared and provided to the Microvast Board, Microvast's financial advisors and Tuscan in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Nine Months Ended September 30, 2021 was approximately $85 million. It appears that you will miss your 2021 revenue projection. Please update your disclosure here and elsewhere to address this and provide updated information about the company's financial position and further risks to the business operations and liquidity.

<u>Internal Control Over Financial Reporting, page 106</u>

18. Please disclose in this section that you did not file your June 30, 2021 Form 10-Q on time and that you filed a Form 8-K for non-reliance on certain prior financial information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing